NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO LOS ANGELES BOSTON HOUSTON DALLAS FORT WORTH AUSTIN	FIRM and AFFILIATE OFFICES www.duanemorris.com	HANOI HO CHI MINH CITY SHANGHAI ATLANTA BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NEWARK LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR ALLIANCES IN MEXICO

July 22, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington D.C. 20549-4720

Attn:       Jessica Dickerson

Jason Drory

Re:          Evaxion Biotech A/S

Draft Registration Statement on Form F-1

Submitted May 6, 2024

CIK No. 0001828253

Ladies and Gentleman:

On behalf of our client, Evaxion Biotech A/S (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 17, 2024 (the “Comment Letter”) relating to the Company’s Draft Registration Statement on Form F-1 submitted to the Commission on May 6, 2024 (the “Draft Registration Statement”).

In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is submitting a revised draft of the Draft Registration Statement (the “Amended DRS”) together with this response letter. The Amended DRS also contains certain additional updates and revisions.

In addition, we are providing the following responses to your Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

Duane Morris llp
865 South Figueroa STREET, SUITE 3100 LOS ANGELES, CA 90017-5450	PHONE: +1 213 689 7400 FAX: +1 213 689 7401

Securities and Exchange Commission Page 2

Draft Registration Statement on Form F-1 Submitted May 6, 2024

General

1.	We note certain statements regarding safety and efficacy in your business overview that is incorporated into your prospectus by reference to your most recent annual report on Form 20-F for the year ended December 31, 2023. For example only and without limitation, you state in the "Business overview" section that is incorporated into your prospectus by reference to your Form 20-F that:

•	"In addition, the data showed induction of neoantigen-specific T cells in 100% of patients and a favorable safety profile." (page 95)

•	"Our five AI models...have allowed us to generate numerous pipeline candidates within both cancer and infectious diseases, all with first-in-class potential." (page 97)

•	"The initial data demonstrated that the EVX-01 treatment appeared safe and well tolerated." (page 115)

•	"Final data from a first-in-human Phase 1/2a clinical trial...substantiated a promising safety profile...as well as indicated encouraging clinical outcome data of our first-generation neoantigen DNA therapy." (page 116)

•	"EVX-B2 was developed using our, proprietary AI model EDEN for B-cell antigen discovery, to identify novel and, we believe, highly efficacious B-cell antigen vaccine targets." (page 135)

•	"GLA-SE was identified to have the highest adjuvating capacity on the antigens, resulting in a formulation with high immunogenicity and protective efficacy in vivo and in vitro." (page 136)

•	"EVX-B2 demonstrates broad protection in a bactericidal assay using a panel of 50 different relevant clinical isolates with >50% bactericidal killing recognized as efficacy." (page 139)

Although we do not object to disclosure regarding the objective results of a product candidate study, safety and efficacy determinations are solely within the authority of the FDA. Therefore, please revise your registration statement to remove any statements regarding safety or efficacy determinations from the "Business overview" disclosures required by Part I, Item 4.a of Form F-1. In addition, please remove references to your product candidates potentially being "first-in-class" as these descriptions imply an expectation of regulatory approval and are inappropriate given the length of time and uncertainty with respect to securing marketing approval.

In response to the Staff’s comment, the Company has revised the disclosure to remove any statements regarding safety or efficacy determinations from the "Business overview" disclosures required by Part I, Item 4.a of Form F-1, including all the examples above. The Company has also revised its disclosure to remove any reference to its product candidates potentially being “first-in-class”.

Please do not hesitate to contact Michael D. Baird at (212) 404-8771 or mdbaird@duanemorris.com with any questions you may have regarding this submission or if you wish to discuss any of the above responses.

Securities and Exchange Commission Page 3

Very truly yours,

/s/ Michael D. Baird
Michael D. Baird

cc:       Christian Kanstrup, Evaxion Biotech, Inc.